Exhibit (a)(1)(A)

Offer to Purchase for Cash

Up to 15,625,000 Shares of its Class A Common Stock

at a Purchase Price Not

Greater Than $32.00 Nor

Less Than $28.75 Per Share by

Hewitt Associates, Inc.

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, SEPTEMBER 5, 2007, UNLESS THE COMPANY EXTENDS THE TENDER OFFER.

Hewitt Associates, Inc., a Delaware corporation (referred to herein as “we,” “us,” the “Company” or “Hewitt”), is offering to purchase for cash up to 15,625,000 shares of its class A common stock, upon the terms and subject to the conditions set forth in this document and the letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the tender offer).

Unless the context otherwise requires, all references to “shares” or “common stock” shall refer to our class A common stock. On the terms and subject to the conditions of the tender offer, we will determine the single per share price, not greater than $32.00 nor less than $28.75 per share, net to you in cash, without interest, that we will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the total number of shares so tendered and the prices specified by the tendering stockholders. We will select the lowest purchase price that will allow us to purchase 15,625,000 shares, or such fewer number of shares as are properly tendered and not properly withdrawn, at prices not greater than $32.00 nor less than $28.75 per share. We will purchase at the purchase price all shares properly tendered at prices at or below the purchase price and not properly withdrawn, on the terms and subject to the conditions of the tender offer, including the odd lot, conditional tender and proration provisions. We reserve the right, in our sole discretion, to purchase more than 15,625,000 shares in the tender offer, subject to applicable law. We will not purchase shares tendered at prices greater than the purchase price or shares that we do not accept for purchase because of proration provisions or conditional tenders. Shares not purchased in the tender offer will be returned to the tendering stockholders at our expense promptly after the expiration of the tender offer. See Section 1.

THE TENDER OFFER IS NOT CONDITIONED UPON THE RECEIPT OF FINANCING OR ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS HOWEVER SUBJECT TO OTHER CONDITIONS. SEE SECTION 7.

The dealer manager for the tender offer is:

Goldman, Sachs & Co.

Offer to Purchase dated August 8, 2007.

IMPORTANT

If you wish to tender all or any part of your shares, you should either (1) complete and sign a letter of transmittal according to the instructions in the letter of transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, including the share certificates, to Computershare Trust Company, N.A., the depositary for the tender offer, or (2) tender the shares according to the procedure for book-entry transfer described in Section 3, or (3) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you desire to tender your shares. If you desire to tender your shares and (1) your share certificates are not immediately available or cannot be delivered to the depositary, (2) you cannot comply with the procedure for book-entry transfer, or (3) you cannot deliver the other required documents to the depositary by the expiration of the tender offer, you must tender your shares according to the guaranteed delivery procedure described in Section 3.

OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS NOR THE DEALER MANAGER MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER YOUR SHARES. IN SO DOING, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE TENDER OFFER. OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER ANY SHARES IN THE TENDER OFFER.

Our common stock is listed and traded on the New York Stock Exchange under the trading symbol “HEW.” We publicly announced the tender offer on August 7, 2007, before the open of trading on the NYSE on that date. On August 6, 2007, the last trading day prior to announcement of the tender offer, the reported closing price of our common stock on the NYSE was $29.65 per share. We urge stockholders to obtain current market quotations for the common stock. See Section 8.

You may direct questions and requests for assistance to Georgeson Inc., the information agent for the tender offer, or Goldman, Sachs & Co., the dealer manager for the tender offer, at their respective addresses and telephone numbers set forth on the back cover page of this document. You may direct requests for additional copies of this document, the letter of transmittal or the notice of guaranteed delivery to the information agent or the dealer manager.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares or as to the purchase price at which you may choose to tender your shares in the tender offer. We have not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this document or in the letter of transmittal. If given or made, you must not rely upon any such information or representation as having been authorized by us or the dealer manager.

We are not making the tender offer to (nor will we accept any tender of shares from or on behalf of) holders in any jurisdiction in which the making of the tender offer or the acceptance of any tender of shares would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary for us to make the tender offer in any such jurisdiction and extend the tender offer to holders in such jurisdiction.

i

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. You should realize that it does not describe all of the details of the tender offer to the same extent described in this document. We urge you to read the entire document and the letter of transmittal because they contain the full details of the tender offer. We have included references to the sections of this document where you will find a more complete discussion.

Who is offering to purchase my shares?	Hewitt Associates, Inc., which we refer to as “we”, “us”, the “Company” or “Hewitt”, is offering to purchase shares of its common stock.

What will the purchase price for the shares be?

We will determine the purchase price that we will pay per share promptly after the tender offer expires. The purchase price will be the lowest price at which, based on the number of shares tendered and the prices specified by the tendering stockholders, we can purchase 15,625,000 shares, or such fewer number of shares as are properly tendered and not properly withdrawn prior to the expiration date. The purchase price will not be greater than $32.00 nor less than $28.75 per share. We will pay this purchase price in cash, without interest, for all the shares we purchase pursuant to the tender offer, including the shares tendered at a price below the purchase price. We will not purchase shares tendered at prices greater than the purchase price or shares that we do not purchase because of proration provisions or conditional tenders. See Section 1.

How many shares will Hewitt purchase?

We will purchase 15,625,000 shares properly tendered in the tender offer, or such fewer number of shares as are properly tendered and not properly withdrawn prior to the expiration date. The 15,625,000 shares represent approximately 14% of our outstanding common stock as of August 3, 2007. We expressly reserve the right to purchase an additional number of shares not to exceed 2% of the outstanding shares, and could decide to purchase more shares, subject to applicable legal requirements. See Section 1. The tender offer is not conditioned upon the receipt of financing or on any minimum number of shares being tendered. See Section 7.

What will happen if more than 15,625,000 shares are tendered at or below the purchase price?

If more than 15,625,000 shares are tendered at or below the purchase price, we will purchase all shares tendered at or below the purchase price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which we will purchase on a priority basis as described in the immediately following paragraph and except for shares that were conditionally tendered and for which the condition was not satisfied. See Sections 5 and 6.

If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?

If you own beneficially or of record fewer than 100 shares in the aggregate, you properly tender all of these shares at or below the purchase price before the tender offer expires and you complete the section entitled “Odd Lots” in the letter of transmittal, we will purchase all of your shares without subjecting them to the proration procedure. See Section 1.

How will Hewitt pay for the shares?

We anticipate that we will fund the purchase of the shares tendered in the tender offer primarily through cash on hand and, to a lesser extent, through borrowing under existing credit facilities. See Section 9.

How long do I have to tender my shares?

You may tender your shares until the tender offer expires. The tender offer will expire on Wednesday, September 5, 2007, at 12:00 Midnight, New York City time, unless we extend it. See Section 1. We may choose to extend the tender offer for any reason, subject to applicable laws. We cannot assure you that we will extend the tender offer or indicate the length of any extension that we may provide. See Section 15. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the tender offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out their deadline.

Can the tender offer be extended, amended or terminated, and under what circumstances?

We can extend or amend the tender offer in our sole discretion. If we extend the tender offer, we will delay the acceptance of any shares that have been tendered. We can terminate the tender offer under certain circumstances. See Section 7 and Section 15.

How will I be notified if Hewitt extends the tender offer or amends the terms of the tender offer?

If we decide to extend the tender offer, we will issue a press release not later than 9:00 a.m., New York City time, on the business day after the scheduled expiration date. We will announce any amendment to the tender offer by making a public announcement of the amendment and/or filing amended tender offer documents with the Securities and Exchange Commission. We post our press releases and filings with the Securities and Exchange Commission on our website at www.hewitt.com. See Section 15.

What is the purpose of the tender offer?

We believe that the tender offer is a prudent use of our financial resources given our strong cash position and expected future cash flows, business profile, assets and the current market price of our common stock. The tender offer represents an opportunity for us to return cash to stockholders who elect to tender their shares, while at the same time increasing non-tendering stockholders’ proportionate interest in Hewitt. See Section 2 and Section 10.

Are there any conditions to the tender offer?

Yes. The tender offer is subject to conditions, such as the absence of court and governmental action prohibiting the tender offer and of changes in general market conditions or our business that, in our judgment, are or may be materially adverse to us. See Section 7.

Following the tender offer, will Hewitt continue as a public company?

Yes. Following the completion of the tender offer in accordance with its terms and conditions, Hewitt’s common stock will continue to be listed on the New York Stock Exchange and Hewitt will continue to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Section 12.

How do I tender my shares?

The tender offer will expire at 12:00 Midnight, New York City time, on Wednesday, September 5, 2007, unless we extend the tender offer. To tender your shares, prior to the expiration of the tender offer:

•	you must deliver your share certificate(s) and a properly completed and duly executed letter of transmittal to the depositary at the address appearing on the back cover page of this document; or

•

the depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed letter of transmittal or an agent’s message in the case of a book-entry transfer; or

•	you must request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you; or

•	you must comply with the guaranteed delivery procedures described in Section 3.

You should contact the information agent or the dealer manager for assistance at their respective addresses and telephone numbers set forth on the back cover page of this document. See Section 3 and the instructions to the letter of transmittal. Please note that Hewitt will not purchase your shares in the tender offer unless the depositary receives the required documents prior to the expiration of the tender offer. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the tender offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

Once I have tendered shares in the tender offer, can I withdraw my tendered shares?

Yes. You may withdraw any shares you have tendered at any time before the expiration of the tender offer which will occur at 12:00 Midnight, New York City time, on Wednesday, September 5, 2007, unless we extend the tender offer, in which case you can withdraw your shares until the expiration of the tender offer as extended. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after 12:00 Midnight, New York City time, on Wednesday, October 3, 2007. See Section 4.

How do I withdraw shares I previously tendered?

You must deliver, on a timely basis, a written or facsimile notice of your withdrawal to the depositary at the address appearing on the back cover page of this document. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.

How do holders of vested stock options for shares participate in the tender offer?

If you hold vested but unexercised options, you may exercise such options for cash in accordance with the terms of the applicable stock option plans and tender the shares received upon such exercise in accordance with this tender offer. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the offer are not purchased in the offer for any reason. See Section 3.

Has Hewitt or its Board of Directors adopted a position on the tender offer?

Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors nor the dealer manager makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which to tender your shares. In so doing, you should read carefully the information in this offer to purchase and in the letter of transmittal, including our reasons for making the tender offer. Our directors and executive officers have advised us that they do not intend to tender any shares in the tender offer. See Section 2 and Section 11.

If I decide not to tender, how will the tender offer affect my shares?	Stockholders who choose not to tender will own a greater percentage interest in our outstanding common stock following the consummation of the tender offer.

What is the recent market price for the shares?

We publicly announced the tender offer on August 7, 2007, before the opening of trading on the New York Stock Exchange on that date. On August 6, 2007 the last trading day prior to announcement of the tender offer, the reported closing price of our common stock on the NYSE was $29.65 per share. We urge you to obtain current market quotations for our common stock. See Section 8.

When will Hewitt pay for the shares I tender?

We will pay the purchase price, net to you in cash, without interest, for the shares we purchase promptly after the expiration of the tender offer and the acceptance of the shares for payment; provided, however, that we do not expect to announce the results of the proration and begin paying for tendered shares until at least five business days after the expiration of the tender offer. See Section 5.

Will I have to pay brokerage commissions if I tender my shares?

If you are a registered stockholder and you tender your shares directly to the depositary, you will not incur any brokerage commissions. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See Section 3.

What are the U.S. federal income tax consequences if I tender my shares?

Generally, you will be subject to U.S. federal income taxation when you receive cash from us in exchange for the shares you tender. In addition, the receipt of cash for your tendered shares will be treated either as (1) a sale or exchange or (2) a distribution from us in respect of our stock. Holders of shares, including holders who are not U.S. holders, should consult their tax advisors as to the particular consequences to them of participation in the tender offer. See Section 14.

Will I have to pay any stock transfer tax if I tender my shares?	If you instruct the depositary in the letter of transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

Whom can I talk to if I have questions about the tender offer?

The information agent or the dealer manager can help answer your questions. The information agent is Georgeson Inc. and the dealer manager is Goldman, Sachs & Co. Their contact information is set forth on the back cover page of this document.

FORWARD-LOOKING STATEMENTS

This offer to purchase contains or incorporates by reference not only historical information, but also forward-looking statements relating to our operations that are based on our current expectations, estimates and projections. Words such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “goal,” “intends,” “may,” “opportunity,” “plans,” “potential,” “projects,” “forecasts,” “should,” “will,” and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements.

Our actual results may differ from the forward-looking statements for many reasons, including:

•	The outsourcing and consulting markets are highly competitive, and if we are not able to compete effectively our revenues and profit margins will be adversely affected.

•	A significant or prolonged economic downturn could have a material adverse effect on our revenues and profit margins.

•

The profitability of our engagements with clients may not meet our expectations due to unexpected costs, cost overruns, early contract terminations, unrealized assumptions used in our contract bidding process and the inability to maintain our prices.

•	We may not be able to achieve the cost savings required to sustain and increase our profit margins.

•

Our accounting for our long-term contracts requires using estimates and projections that may change over time. Such changes may have a significant or adverse effect on our reported results of operations or consolidated balance sheet.

•	The loss of a significantly large client or several clients could have a material adverse effect on our revenues and profitability.

•	We may have difficulty integrating or managing acquired businesses, which may harm our financial results or reputation in the marketplace.

•

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in government regulations or if government regulations decrease the need for our services or increase our costs.

•	If we are unable to satisfy regulatory requirements relating to internal controls over financial reporting, our business could suffer.

•

Our business performance and growth plans will be negatively affected if we are not able to effectively apply technology in driving value for our clients through technology-based solutions or gain internal efficiencies through the effective application of technology and related tools.

•	If our clients or third parties are not satisfied with our services, we may face damage to our professional reputation or legal liability.

•	Improper disclosure of personal data could result in liability and harm our reputation.

•	We depend on our employees; the inability to attract new talent or the loss of key employees could damage or result in the loss of client relationships and adversely affect our business.

•	Our global operations and expansion strategy pose complex management, foreign currency, legal, tax and economic risks, which we may not adequately address.

•	The demand for our services may not grow at rates we anticipate.

•	If we fail to establish and maintain alliances for developing, marketing and delivering our services, our ability to increase our revenues and profitability may suffer.

•	We rely on third parties to provide services and their failure to perform the service could do harm to our business.

•

We have only a limited ability to protect the intellectual property rights that are important to our success, and we face the risk that our services or products may infringe upon the intellectual property rights of others.

•

We rely heavily on our computing and communications infrastructure and the integrity of these systems in the delivery of services for our clients, and our operational performance and revenue growth depends, in part, on the reliability and functionality of this infrastructure as a means of delivering human resources services.

•	Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in volatility of our stock price.

•	There are significant limitations on the ability of any person or company to buy Hewitt without the approval of the Board of Directors, which may decrease the price of our common stock.

•	Section 203 of the Delaware General Corporation Law may delay, defer or prevent a change in control that our stockholders consider to be in their best interest.

For a more detailed discussion of these and other risks, see the information under the heading “Item 1A. Risk Factors” in our most recent Annual Report on Form 10-K.

INTRODUCTION

To the Holders of our common stock:

We invite our stockholders to tender shares of our common stock, with a par value of $0.01 per share, for purchase by us. Upon the terms and subject to the conditions set forth in this offer to purchase and in the letter of transmittal, we are offering to purchase up to 15,625,000 shares of our common stock at a price not greater than $32.00 nor less than $28.75 per share, net to the seller in cash, without interest.

The tender offer will expire at 12:00 Midnight, New York City time, on Wednesday, September 5, 2007, unless extended (such date and time, as the same may be extended, the “expiration date”). We may, in our sole discretion, extend the period of time in which the tender offer will remain open.

We will select the lowest purchase price that will allow us to buy 15,625,000 shares or, if a lesser number of shares is properly tendered, all shares that are properly tendered and not properly withdrawn. We will acquire all shares that we purchase in the tender offer at the same purchase price regardless of whether the stockholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in this offer to purchase, we may not purchase all of the shares tendered at or below the purchase price if more than the number of shares we seek are properly tendered. We will not purchase shares tendered at prices greater than the purchase price or shares that we do not accept for purchase because of proration provisions or conditional tenders. We will return tendered shares that we do not purchase to the tendering stockholders at our expense promptly after the expiration of the tender offer. See Section 1.

We reserve the right, in our sole discretion, to purchase more than 15,625,000 shares pursuant to the tender offer, subject to certain limitations and legal requirements. See Section 1.

Stockholders must complete the section of the letter of transmittal relating to the price at which they are tendering shares in order to properly tender shares.

We will pay the purchase price, net to the tendering stockholders in cash, without interest, for all shares that we purchase. Tendering stockholders whose shares are registered in their own names and who tender directly to Computershare Trust Company N.A., the depositary in the tender offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 9 to the letter of transmittal, stock transfer taxes on the purchase of shares by us pursuant to the tender offer. If you own your shares through a bank, broker, dealer, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

The tender offer is not conditioned upon the receipt of financing or on any minimum number of shares being tendered. The tender offer is, however, subject to certain other conditions. See Section 7.

OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS NOR THE DEALER MANAGER MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER YOUR SHARES. IN SO DOING, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE TENDER OFFER. OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER ANY SHARES IN THE TENDER OFFER. SEE SECTION 2 AND SECTION 11.

If, at the expiration date, more than 15,625,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn, we will buy shares:

•

first, from all holders of “odd lots” (holders of less than 100 shares) who properly tender all of their shares at or below the purchase price selected by us and do not properly withdraw them before the expiration date;

•

second, on a pro rata basis from all other stockholders who properly tender shares at or below the purchase price selected by us, other than stockholders who tender conditionally and whose conditions are not satisfied; and

•

third, only if necessary to permit us to purchase 15,625,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) from holders who have tendered shares at or below the purchase price subject to the condition that a specified minimum number of the holder’s shares be purchased if any of the holder’s shares are purchased in the tender offer (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

See Section 1, Section 5 and Section 6, respectively, for additional information concerning priority, proration and conditional tender procedures.

Holders of vested but unexercised options to purchase shares may exercise such options for cash and tender some or all of the shares issued upon such exercise. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the offer are not purchased in the offer for any reason.

As of August 3, 2007, we had issued and outstanding 107,520,453 shares of common stock. The 15,625,000 shares that we are offering to purchase represent approximately 14% of the total number of shares of our common stock outstanding as of such date. Our common stock is listed and traded on the NYSE under the symbol “HEW”. See Section 8. On August 6, 2007, the last trading day prior to announcement of the tender offer, the reported closing price of our common stock on the NYSE was $29.65. We urge stockholders to obtain current market quotations for our common stock.

THE TENDER OFFER

1. Number of Shares; Proration.

General. Upon the terms and subject to the conditions of the tender offer, Hewitt will purchase 15,625,000 shares of common stock, or such fewer number of shares as are properly tendered and not properly withdrawn in accordance with Section 4 before the scheduled expiration date of the tender offer, at prices not greater than $32.00 nor less than $28.75 per share, net to the seller in cash, without interest.

The term “expiration date” means 12:00 Midnight, New York City time, on Wednesday, September 5, 2007, unless Hewitt, in its sole discretion, extends the period of time during which the tender offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the tender offer, as so extended by Hewitt, shall expire. See Section 15 for a description of Hewitt’s right to extend, delay, terminate or amend the tender offer.

In accordance with the rules of the Securities and Exchange Commission, Hewitt may, and Hewitt expressly reserves the right to, purchase pursuant to the tender offer an additional number of shares not to exceed 2% of the outstanding shares without amending or extending the tender offer. See Section 15. In the event of an over-subscription of the tender offer as described below, shares tendered at or below the purchase price will be subject to proration, except for odd lots. The proration period and, except as described herein, withdrawal rights, expire on the expiration date.

If we:

•	increase the price to be paid for shares above $32.00 per share or decrease the price to be paid for shares below $28.75 per share, or

•	increase the number of shares being sought in the tender offer and this increase in the number of shares sought exceeds 2% of the outstanding shares, or

•	decrease the number of shares being sought, and

•

the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that we first publish, send or give notice, in the manner specified in Section 15, of any increase or decrease, then we will extend the tender offer until the expiration of ten business days from the date that we first publish notice of any increase or decrease. For the purposes of the tender offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

The tender offer is not conditioned upon the receipt of financing or on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions. See Section 7.

In accordance with Instruction 5 of the letter of transmittal, stockholders desiring to tender shares must specify the price or prices, not greater than $32.00 nor less than $28.75 per share, at which they are willing to sell their shares to Hewitt pursuant to the tender offer. Alternatively, stockholders desiring to tender shares can choose not to specify a price and, instead, specify that they will sell their shares at the purchase price that Hewitt ultimately pays for shares properly tendered and not properly withdrawn in the tender offer, which could result in the tendering stockholder receiving a price per share as low as $28.75 or as high as $32.00. If tendering stockholders wish to maximize the chance that Hewitt will purchase their shares, they should check the box in the section of the letter of transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer.” Note that this election could result in the tendered shares being purchased at the minimum price of $28.75 per share. This election could also have the effect of decreasing the price at which Hewitt purchases tendered shares because shares tendered using this election will be available for purchase at the minimum price of $28.75 per share.

To tender shares properly, stockholders must specify one, and only one, price box in the appropriate section in each letter of transmittal. If you specify more than one price or if you fail to check any price at all you will not have validly tendered your shares. See Section 3.

Promptly following the expiration date, Hewitt will, in its sole discretion, determine the purchase price that it will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the number of shares tendered and the prices specified by tendering stockholders. Hewitt will select the lowest purchase price, not greater than $32.00 nor less than $28.75 per share, net to the seller in cash, without interest, that will enable it to purchase an aggregate of 15,625,000 shares, or such fewer number of shares as are properly tendered and not properly withdrawn in the tender offer. Hewitt will purchase all shares properly tendered at or below the purchase price (and not properly withdrawn), all at the same purchase price, upon the terms and subject to the conditions of the tender offer, including the odd lot, proration and conditional tender provisions.

Hewitt will not purchase shares tendered at prices greater than the purchase price and shares that it does not accept in the tender offer because of proration provisions or conditional tenders. Hewitt will return to the tendering stockholders shares that it does not purchase in the tender offer at Hewitt’s expense promptly after the expiration date. By following the instructions to the letter of transmittal, stockholders can specify one minimum price for a specified portion of their shares and a different minimum price for other specified shares, but stockholders must submit a separate letter of transmittal for shares tendered at each price. Stockholders also can specify the order in which Hewitt will purchase the specified portions of their shares in the event that, as a result of the proration provisions or otherwise, Hewitt purchases some but not all of the tendered shares pursuant to the tender offer.

If the number of shares properly tendered at or below the purchase price and not properly withdrawn prior to the expiration date is fewer than or equal to 15,625,000 shares, or such greater number of shares as Hewitt may elect to purchase, subject to applicable law, Hewitt will, upon the terms and subject to the conditions of the tender offer, purchase all such shares.

Priority of Purchases. Upon the terms and subject to the conditions of the tender offer, if greater than 15,625,000 shares, or such greater number of shares as Hewitt may elect to purchase, subject to applicable law, have been properly tendered at prices at or below the purchase price and not properly withdrawn prior to the expiration date, Hewitt will purchase properly tendered shares on the basis set forth below:

•	First, we will purchase all shares tendered by all holders of “odd lots” who:

•	tender all shares of common stock owned beneficially or of record at a price at or below the purchase price selected by us (partial tenders will not qualify for this preference); and

•	complete the section entitled “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery.

•

Second, subject to the conditional tender provisions described in Section 6, we will purchase all other shares tendered at prices at or below the purchase price selected by us on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

•

Third, only if necessary to permit us to purchase 15,625,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), shares conditionally tendered (for which the condition was not initially satisfied) at or below the purchase price selected by us, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares of such class.

It is also possible that Hewitt will not purchase any of the shares conditionally tendered even though those shares were tendered at prices at or below the purchase price.

Odd Lots. For purposes of the tender offer, the term “odd lots” shall mean all shares properly tendered prior to the expiration date at prices at or below the purchase price and not properly withdrawn by any person, referred to as an “odd lot” holder, who owns beneficially or of record an aggregate of fewer than 100 shares and so certifies in the appropriate place on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. To qualify for this preference, an odd lot holder must tender all shares owned beneficially or of record by the odd lot holder in accordance with the procedures described in Section 3. As set forth above, Hewitt will accept odd lots for payment before proration, if any, of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have share certificates representing fewer than 100 shares. By accepting the tender offer, an odd lot holder who holds shares in its name and tenders its shares directly to the depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the odd lot holder’s shares on the NYSE. Any odd lot holder wishing to tender all of its shares pursuant to the tender offer should complete the section entitled “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery.

Proration. If proration of tendered shares is required, Hewitt will determine the proration factor as soon as practicable following the expiration date. Subject to adjustment to avoid the purchase of fractional shares and subject to the provisions governing conditional tenders described in Section 6 of this offer to purchase, proration for each stockholder that tenders shares will be based on the ratio of the total number of shares that we accept for purchase (excluding “odd lots”) to the total number of shares properly tendered (and not properly withdrawn) at or below the purchase price by all stockholders (other than “odd lot” holders).

Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn, and because of the odd lot procedure and conditional tender provisions, Hewitt does not expect that it will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the tender offer until at least five business days after the expiration date. The preliminary results of any proration will be announced by press release promptly after the expiration date. Stockholders may obtain preliminary proration information from the information agent or the dealer manager and may be able to obtain this information from their brokers.

As described in Section 14, the number of shares that Hewitt will purchase from a stockholder under the tender offer may affect the U.S. federal income tax consequences to that stockholder and, therefore, may be relevant to that stockholder’s decision whether or not to tender shares.

We will mail this offer to purchase and the letter of transmittal to record holders of shares and we will furnish this offer to purchase to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on Hewitt’s stockholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2. Purpose of the Tender Offer.

Hewitt believes that the tender offer is a prudent use of its financial resources given its strong cash position and expected future cash flows, business profile, assets and the current market price of its common stock. The tender offer represents an opportunity for Hewitt to return cash to stockholders who elect to tender their shares. Where shares are tendered by the registered owner of those shares directly to the depositary, the sale of those shares in the tender offer will permit the seller to avoid the usual transaction costs associated with open market sales. Furthermore, odd lot holders who hold shares registered in their names and tender their shares directly to the depositary and whose shares are purchased pursuant to the tender offer will avoid not only the payment of brokerage commissions but also any applicable odd lot discounts that might be payable on sales of their shares in NYSE transactions.

Stockholders who do not tender their shares pursuant to the tender offer and stockholders who otherwise retain an equity interest in Hewitt as a result of a partial tender of shares, proration or a conditional tender for which the condition is not satisfied will continue to be owners of Hewitt and will realize a proportionate increase in their relative equity interest in Hewitt and will bear the risks and rewards associated with owning the equity securities of Hewitt, including risks resulting from Hewitt’s purchase of shares.

After the completion of the tender offer, Hewitt expects to have sufficient cash flow and access to funding to meet its cash needs for normal operations and anticipated capital expenditures.

Neither Hewitt nor the Hewitt Board of Directors nor the dealer manager makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares or as to the price or prices at which stockholders may choose to tender their shares. Hewitt has not authorized any person to make any recommendation. Stockholders should carefully evaluate all information in the tender offer, should consult their own investment and tax advisors, and should make their own decisions about whether to tender shares, and, if so, how many shares to tender and the price or prices at which to tender. Our directors and executive officers have advised us that they do not intend to tender any shares in the tender offer.

Hewitt may make stock repurchases from time to time on the open market and/or in private transactions. Whether or not Hewitt makes additional repurchases will depend on many factors, including, without limitation, the number of shares, if any, that Hewitt purchases in this tender offer, Hewitt’s business and financial performance and situation, the business and market conditions at the time, including the price of the shares, and such other factors as Hewitt may consider relevant. Any of these repurchases may be on the same terms or on terms that are more or less favorable to the selling stockholders than the terms of the tender offer. Rule 13e-4 of the Exchange Act prohibits Hewitt and its affiliates from purchasing any shares, other than pursuant to the tender offer, until at least ten business days after the expiration date of the tender offer, except pursuant to certain limited exceptions provided in Rule 14e-5 of the Exchange Act.

Hewitt intends to retire shares that it acquires pursuant to the tender offer and will return those shares to the status of authorized but unissued stock that will be available for Hewitt to issue without further stockholder action (except as required by applicable law or the rules of the NYSE or any other securities exchange on which the shares may then be listed) for various purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors.

3. Procedures for Tendering Shares.

Proper Tender of Shares. For stockholders to properly tender shares pursuant to the tender offer:

•

the depositary must receive, at the depositary’s address set forth on the back cover page of this offer to purchase, share certificates (or confirmation of receipt of such shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed letter of transmittal, including any required signature guarantees, or an “agent’s message” in the case of a book-entry transfer and any other documents required by the letter of transmittal, before the tender offer expires; or

•	the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the tender offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

In accordance with Instruction 5 of the letter of transmittal, stockholders desiring to tender shares in the tender offer must properly indicate the purchase price they will accept for their tendered shares by either (i) checking the box in the section captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer” in the letter of transmittal, which means the stockholder is willing to accept the purchase price determined by Hewitt pursuant to the tender offer, or (ii) checking one, and only one, of the boxes in the section captioned “Shares Tendered at Price Determined by Stockholder” in the letter of transmittal indicating the price per share at which such stockholder’s shares are being tendered.

If tendering stockholders wish to maximize the chance that Hewitt will purchase their shares, they should check the box in the section of the letter of transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer.” Note that this election could have the effect of decreasing the price at which Hewitt purchases tendered shares because shares tendered using this election will be available for purchase at the minimum price of $28.75 per share and, as a result, it is possible that this election could result in Hewitt purchasing tendered shares at the minimum price of $28.75 per share. This election could also have the effect of decreasing the price at which Hewitt purchases tendered shares because shares tendered using this election will be available for purchase at the minimum price of $28.75 per share.

A stockholder who desires to tender shares at more than one price must complete a separate letter of transmittal for each price at which such stockholder tenders shares, provided that a stockholder may not tender the same shares (unless properly withdrawn previously in accordance with Section 4) at more than one price. To tender shares properly, stockholders must check one and only one price box in the appropriate section of each letter of transmittal. If you check more than one box or if you fail to check any box at all you will not have validly tendered your shares.

Odd lot holders who tender all of their shares must complete the section captioned “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery, to qualify for the preferential treatment available to odd lot holders as set forth in Section 1.

We urge stockholders who hold shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if they tender shares through the brokers or banks and not directly to the depositary.

Signature Guarantees. Except as otherwise provided below, all signatures on a letter of transmittal must be guaranteed by a financial institution (including most banks, savings and loans associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program. Signatures on a letter of transmittal need not be guaranteed if:

•

the letter of transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company, referred to as the “book-entry transfer facility,” whose name appears on a security position listing as the owner of the shares) tendered therewith and the holder has not completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” in the letter of transmittal; or

•

if shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act. See Instruction 1 of the letter of transmittal.

If a share certificate is registered in the name of a person other than the person executing a letter of transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

Hewitt will make payment for shares tendered and accepted for payment under the tender offer only after the depositary timely receives share certificates or a timely confirmation of the book-entry transfer of the shares into the depositary’s account at the book-entry transfer facility as described above, a properly completed and duly executed letter of transmittal, or an agent’s message in the case of a book-entry transfer, and any other documents required by the letter of transmittal.

Method of Delivery. The method of delivery of all documents, including share certificates, the letter of transmittal and any other required documents, is at the election and risk of the tendering stockholder. If you choose to deliver required documents by mail, we recommend that you use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery. The depositary will establish an account with respect to the shares for purposes of the tender offer at the book-entry transfer facility within two business days after the date of this offer to purchase, and any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer. Although participants in the book-entry transfer facility may effect delivery of shares through a book-entry transfer into the depositary’s account at the book-entry transfer facility, either:

•

a properly completed and duly executed letter of transmittal, including any required signature guarantees, or an agent’s message in the case of a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by the depositary at its address set forth on the back cover page of this offer to purchase before the expiration date; or

•	the guaranteed delivery procedure described below must be followed.

Delivery of the letter of transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that the participant has received and agrees to be bound by the terms of the letter of transmittal and that Hewitt may enforce the agreement against the participant.

Company Stock Option Plans. Hewitt is not offering, as part of the offer, to purchase any of the options outstanding under the Company’s stock option plans and tenders of such options will not be accepted. In no event are any options to be delivered to the depositary in connection with a tender of shares hereunder. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the offer are not purchased in the offer for any reason.

Federal Backup Withholding Tax. Under the federal income tax backup withholding rules, 28% of the gross proceeds payable to a stockholder or other payee pursuant to the tender offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides his or her taxpayer identification number (employer identification number or social security number) to the depositary and certifies that such number is correct or an exemption otherwise applies under applicable regulations. Therefore, unless such an exemption exists and is proven in a manner satisfactory to the depositary, each tendering stockholder should complete and sign the Substitute Form W-9 included with the letter of transmittal so as to provide the information and certification necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that stockholder must submit a statement, signed under penalties of perjury, attesting to that individual’s exempt status. Tendering stockholders can obtain such statements from the depositary. See Instruction 12 of the letter of transmittal.

Any tendering stockholder or other payee who fails to complete fully and sign the Substitute Form W-9 included with the letter of transmittal may be subject to required federal income tax backup withholding of 28% of the gross proceeds paid to such stockholder or other payee pursuant to the tender offer.

Gross proceeds payable pursuant to the tender offer to a foreign stockholder or his or her agent will be subject to withholding of federal income tax at a rate of 30%, unless we determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign stockholder is any stockholder that is not:

•	a citizen or resident of the United States,

•	a corporation, partnership or other entity created or organized in or under the laws of the United States, or any State thereof,

•	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to make all substantial decisions, or

•	an estate the income of which is subject to United States federal income taxation regardless of its source.

A foreign stockholder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend”

tests described in Section 14 or if such stockholder is entitled to a reduced rate of withholding pursuant to a tax treaty and Hewitt withheld at a higher rate. In order to obtain a reduced rate of withholding under a tax treaty, a foreign stockholder must deliver to the depositary before the payment a properly completed and executed statement claiming such an exemption or reduction. Tendering stockholders can obtain such statements from the depositary. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the tender offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the depositary a properly executed statement claiming such exemption. Tendering stockholders can obtain such statements from the depositary. See Instruction 12 of the letter of transmittal. We urge foreign stockholders to consult their own tax advisors regarding the application of federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

For a discussion of United States federal income tax consequences to tendering stockholders, see Section 14.

Guaranteed Delivery. If a stockholder desires to tender shares under the tender offer and the stockholder’s share certificates are not immediately available or the stockholder cannot deliver the share certificates to the depositary before the expiration date, or the stockholder cannot complete the procedure for book-entry transfer on a timely basis, or if time will not permit all required documents to reach the depositary before the expiration date, the stockholder may nevertheless tender the shares, provided that the stockholder satisfies all of the following conditions:

•	the stockholder makes the tender by or through an eligible guarantor institution;

•

the depositary receives by mail, overnight courier or facsimile transmission, before the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form Hewitt has provided, specifying the price at which the stockholder is tendering shares, including (where required) a guarantee by an eligible guarantor institution in the form set forth in such notice of guaranteed delivery; and

•

the depositary receives the share certificates, in proper form for transfer, or confirmation of book-entry transfer of the shares into the depositary’s account at the book-entry transfer facility, together with a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof, and including any required signature guarantees, or an agent’s message, and any other documents required by the letter of transmittal, within three NYSE trading days after the date of receipt by the depositary of the notice of guaranteed delivery.

Return of Unpurchased Shares. The depositary will return certificates for unpurchased shares promptly after the expiration or termination of the tender offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the depositary will credit the shares to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. Hewitt will determine, in its sole discretion, all questions as to the number of shares that we will accept, the price that we will pay for shares that we accept and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares, and our determination will be final and binding on all parties. Hewitt reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which Hewitt determines may be unlawful. Hewitt also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular shares or any particular stockholder, and Hewitt’s interpretation of the terms of the tender offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until the stockholder cures, or Hewitt waives, all defects or irregularities. None of Hewitt, the depositary, the information agent, the dealer manager or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.

Tendering Stockholder’s Representation and Warranty; Hewitt’s Acceptance Constitutes an Agreement. A tender of shares under any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the tender offer, as well as the tendering stockholder’s representation and warranty to Hewitt that:

•	the stockholder has a net long position in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 of the Exchange Act; and

•	the tender of shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering:

•	has a net long position equal to or greater than the amount tendered in:

•	the shares; or

•	securities immediately convertible into, or exchangeable or exercisable for, the shares; and

•	will deliver or cause to be delivered the shares in accordance with the terms of the tender offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Hewitt’s acceptance for payment of shares tendered under the tender offer will constitute a binding agreement between the tendering stockholder and Hewitt upon the terms and conditions of the tender offer.

Lost or Destroyed Certificates. Stockholders whose share certificate for part or all of their shares has been lost, stolen, misplaced or destroyed may contact Computershare Trust Company, N.A., the depositary for this offer, at (877) 498-8861, for instructions as to obtaining a replacement share certificate. That share certificate will then be required to be submitted together with the letter of transmittal in order to receive payment for shares that are tendered and accepted for payment. The stockholder may have to post a bond to secure against the risk that the share certificate may subsequently emerge. We urge stockholders to contact Computershare Trust Company, N.A., immediately in order to permit timely processing of this documentation.

Stockholders must deliver share certificates, together with a properly completed and duly executed letter of transmittal, including any signature guarantees, or an agent’s message, and any other required documents to the depositary and not to Hewitt, the information agent or the dealer manager. Neither Hewitt, the information agent nor the dealer manager will forward any such documents to the depositary and delivery to Hewitt, the information agent or the dealer manager will not constitute a proper tender of shares.

4. Withdrawal Rights.

Stockholders may withdraw shares tendered under the tender offer at any time prior to the expiration date. Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after 12:00 Midnight, New York City time, on Wednesday, October 3, 2007, unless theretofore accepted for payment as provided in this offer to purchase.

For a withdrawal to be effective, the depositary must timely receive a written or facsimile transmission notice of withdrawal at the depositary’s address set forth on the back cover page of this offer to purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares that the stockholder wishes to withdraw and the name of the registered holder of the shares. If the share certificates to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of the share certificates, the serial numbers shown on the share certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the shares have been tendered for the account of an eligible guarantor institution.

If a stockholder has tendered shares under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility’s procedures. Hewitt will determine all questions as to the form and validity (including the time of receipt) of any notice of withdrawal, in its sole discretion, and such determination will be final and binding. None of Hewitt, the depositary, the information agent, the dealer manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give this notification.

A stockholder may not rescind a withdrawal and Hewitt will deem any shares that a stockholder properly withdraws not properly tendered for purposes of the tender offer, unless the stockholder properly re-tenders the withdrawn shares before the expiration date by following one of the procedures described in Section 3.

If Hewitt extends the tender offer, is delayed in its purchase of shares or is unable to purchase shares under the tender offer for any reason, then, without prejudice to Hewitt’s rights under the tender offer, the depositary may, subject to applicable law, retain tendered shares on behalf of Hewitt, and stockholders may not withdraw these shares except to the extent tendering stockholders are entitled to withdrawal rights pursuant to applicable law and as described in this Section 4.

5. Purchase of Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the tender offer, promptly following the expiration date, Hewitt:

•

will determine the purchase price it will pay for shares properly tendered and not properly withdrawn before the expiration date, taking into account the number of shares so tendered and the prices specified by tendering stockholders; and

•

will accept for payment and pay for, and thereby purchase, up to 15,625,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) properly tendered at prices at or below the purchase price and not properly withdrawn prior to the expiration date.

For purposes of the tender offer, Hewitt will be deemed to have accepted for payment, and therefore purchased, shares that are properly tendered at or below the purchase price determined by Hewitt and not properly withdrawn, subject to the “odd lot,” proration and conditional tender provisions of the tender offer, only when, as and if it gives oral or written notice to the depositary of its acceptance of the shares for payment pursuant to the tender offer.

Upon the terms and subject to the conditions of the tender offer, promptly after the expiration date, Hewitt will accept for payment and pay a single per share purchase price not greater than $32.00 nor less than $28.75 per share for 15,625,000 shares, subject to increase or decrease as provided in Section 15, if properly tendered and not properly withdrawn, or such fewer number of shares as are properly tendered and not properly withdrawn.

Hewitt will pay for shares that it purchases pursuant to the tender offer by depositing the aggregate purchase price for these shares with the depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Hewitt and transmitting payment to the tendering stockholders. Hewitt will issue a press release announcing the price it will pay for shares tendered in the offer promptly following the expiration date.

In the event of proration, Hewitt will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the expiration date; however, Hewitt does not expect to be able to announce the final results of any proration and commence payment for shares purchased until at least five business days after the expiration date. Under no circumstances will Hewitt pay interest on the purchase price regardless of any delay in making the payment. Shares tendered and not purchased, including all shares tendered at prices greater than the purchase price and shares that Hewitt does not accept for purchase due to proration or conditional tenders, will be returned to the tendering stockholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, at Hewitt’s expense, promptly after the expiration date or termination of the tender offer without expense to the tendering stockholders. If certain events occur, Hewitt may not be obligated to purchase shares pursuant to the tender offer. See Section 7.

Hewitt will pay all stock transfer taxes, if any, payable on the transfer to it of shares purchased under the tender offer. If, however,

•	payment of the purchase price is to be made to any person other than the registered holder;

•	certificate(s) for shares not tendered or tendered but not purchased are to be returned in the name of and to any person other than the registered holder(s) of such shares; or

•	if tendered certificates are registered in the name of any person other than the person signing the letter of transmittal;

the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 9 of the letter of transmittal.

Any tendering stockholder or other payee who fails to complete fully, sign and return to the depositary the Substitute Form W-9 included with the letter of transmittal may be subject to U.S. federal income tax backup withholding on the gross proceeds paid to the stockholder or other payee under the tender offer. See Section 3.

6. Conditional Tender of Shares.

Subject to the exception for holders of odd lots, in the event of an over-subscription of the tender offer, shares tendered at or below the purchase price prior to the expiration date will be subject to proration. See Section 1. As discussed in Section 14, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. Accordingly, a stockholder may tender shares subject to the condition that Hewitt must purchase a specified minimum number of the stockholder’s shares tendered pursuant to a letter of transmittal if Hewitt purchases any shares tendered. Any stockholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery, and indicate the minimum number of shares that Hewitt must purchase if Hewitt purchases any shares. We urge each stockholder to consult with his or her own financial or tax advisors.

After the expiration date, if more than 15,625,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, so that we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares that we purchase from any stockholder below the minimum number specified, the shares conditionally tendered will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a stockholder subject to a conditional tender that are withdrawn as a result of proration will be returned at our expense to the tendering stockholder.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders that would otherwise be regarded as withdrawn would cause the total number of shares that we purchase to fall below 15,625,000 (or such greater number of shares as we may elect to purchase, subject to applicable law) then, to the extent feasible, we will select enough of the shares conditionally tendered that would otherwise have been withdrawn to permit us to purchase such number of shares. In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular taxpayer as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

7. Conditions of the Tender Offer.

Notwithstanding any other provision of the tender offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if, at any time on or after August 8, 2007 and before the expiration of the offer, any of the following events shall have occurred (or shall have been reasonably determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, make it inadvisable to proceed with the tender offer or with acceptance for payment:

•

there shall have been instituted or be pending or the Company shall have received notice of any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that:

•	challenges the making of the tender offer, the acquisition of some or all of the shares under the tender offer or otherwise relates in any manner to the tender offer; or

•

in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), assets, income, operations or prospects of us or any of our subsidiaries, taken as a whole, or otherwise materially impair in any way the conduct of the business of us or any of our subsidiaries or materially impair our ability to achieve the purposes of the tender offer;

•

there shall have been any action, pending or taken or of which the Company shall have received notice, or approval withheld, or any statute, rule, regulation, judgment, order or injunction, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the tender offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would:

•	make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the tender offer;

•	delay or restrict the ability of us, or render us unable, to accept for payment or pay for some or all of the shares;

•	materially impair our ability to achieve the purposes of the tender offer; or

•

materially and adversely affect the business, condition (financial or other), assets, income, operations or prospects of us or our subsidiaries, taken as a whole, or otherwise materially impair the conduct of the business of us or any of our subsidiaries;

•	there shall have occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or the European Union;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the European Union;

•	a material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor;

•

the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including but not limited to an act of terrorism;

•

any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in our reasonable judgment, would affect the extension of credit by banks or other lending institutions in the United States;

•

any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), assets, income, operations or prospects of us or our subsidiaries, taken as a whole, or otherwise materially impair in any way the conduct of the business of us or any of our subsidiaries;

•	in the case of any of the foregoing existing at the time of the commencement of the tender offer, a material acceleration or worsening thereof; or

•

any decline in the market price of the shares or the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Industrial Companies or the New York Stock Exchange or the Nasdaq Composite Index by a material amount (including, without limitation, an amount greater than 10%) from the close of business on August 8, 2007;

•

a tender offer or exchange offer for any or all of the shares (other than this tender offer), or any merger, business combination or other similar transaction with or involving us or any of our subsidiaries or affiliates, shall have been proposed, announced or made by any person;

•	any of the following shall have occurred:

•

any “group” (as that term is used in Section 13(d)(3) of the Exchange Act) shall have been formed that shall own or have acquired or proposed to acquire, or any entity or individual shall have acquired or proposed to acquire, beneficial ownership of more than 5% of the outstanding shares;

•

any entity, group or person who has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission on or before the commencement of this tender offer shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares;

•

any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities;

•

any change or combination of changes shall have occurred, or as to which we shall have received notice, in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of us or any of our subsidiaries, taken as a whole, that in our judgment is reasonably be likely to be material and adverse to us or any of our subsidiaries or that otherwise materially impairs the conduct of the business of us or any of our subsidiaries;

•

any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the tender offer shall not have been obtained on terms satisfactory to us in our reasonable judgment; or

•	we reasonably determine that the completion of the tender offer and the purchase of the shares may:

•	cause the shares to be held of record by fewer than 300 persons; or

•	cause the shares to be delisted from the NYSE or to be eligible for deregistration under the Exchange Act.

The foregoing conditions are for our the sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions, and may be waived by us, in whole or in part, at any time and from time to time, before the expiration of the offer, in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time before the expiration of the offer. Any determination or judgment by us concerning the events described above will be final and binding on all parties.

8. Price Range of Shares; Dividends.

Our common stock is listed and traded on the NYSE under the trading symbol “HEW.” The following table sets forth the high and low sales prices for our common stock during the past two years for each of the quarterly periods presented.

	High	Low
Fiscal Year 2007 (ending September 30, 2007)
Fourth Quarter (through August 6, 2007)	$32.59	$29.40
Third Quarter	$32.20	$28.42
Second Quarter	$30.77	$25.40
First Quarter	$26.03	$23.54

Fiscal Year 2006 (ending September 30, 2006)
Fourth Quarter	$24.30	$19.01
Third Quarter	$30.23	$20.60
Second Quarter	$29.75	$24.76
First Quarter	$28.15	$24.50

Fiscal Year 2005 (ending September 30, 2005)
Fourth Quarter	$29.21	$26.27
Third Quarter	$28.08	$23.94
Second Quarter	$31.60	$26.25
First Quarter	$32.30	$25.32

Stockholders of Record.

As of August 3, 2007, there were 814 stockholders of record of our common stock, as furnished by our stock transfer agent and registrar, Computershare Trust Company, N.A. Several brokerage firms, banks and other institutions (“nominees”) are listed once on the stockholders of record listing. However, in most cases, the nominees’ holdings represent blocks of our stock held in brokerage accounts for a number of individual stockholders. As such, our actual number of stockholders is difficult to estimate with precision, but would be higher than the number of registered stockholders of record.

Dividends.

We have not paid cash dividends on our common stock. Our board of directors re-evaluates this policy periodically. Any determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements, terms of our financing arrangements and such other factors as the board of directors deems relevant.

Recent Market Price.

We publicly announced the tender offer on August 7, 2007, before the open of trading on the NYSE on that date. On August 6, 2007, the last trading day prior to announcement of the tender offer, the reported closing price per share of our common stock on the NYSE was $29.65. We urge stockholders to obtain current market quotations for the common stock.

9. Source and Amount of Funds.

Assuming that 15,625,000 shares are purchased in the tender offer at a price between $28.75 and $32.00 per share, the aggregate purchase price will be between approximately $449,218,750 and $500,000,000. We anticipate that we will fund the purchase of the shares tendered in the tender offer primarily through cash on hand and, to a lesser extent, through borrowings under the existing credit facility described below.

We are a party to a five-year revolving credit agreement dated May 23, 2005, as amended (the “Credit Agreement”) under which our wholly owned subsidiary, Hewitt Associates LLC, may borrow up to $200 million from a group of lenders that includes Wachovia Bank, National Association, Harris Trust and Savings Bank, JPMorgan Chase Bank, N.A., Citibank N.A., KeyBank National Association and Wells Fargo Bank, N.A. Wachovia Bank is the administrative agent under the Credit Agreement. As of the commencement of the tender offer, there was no outstanding balance under the Credit Agreement. Borrowings under the Credit Agreement bear interest at LIBOR plus a percentage ranging from 0.30% to 0.60% based on the then applicable leverage ratios or at interest rates tied to the lenders’ prime rate or the Federal Funds overnight rate plus 0.50%. Facility fees range from 0.075% to 0.150% of the aggregate commitment amount based on applicable leverage ratios. The Credit Agreement contains customary representations and warranties, covenants and events of default. There are no material conditions to our borrowing under the Credit Agreement.

10. Certain Information Concerning Hewitt.

General. Hewitt is a leading global provider of human resources outsourcing and consulting services. Hewitt’s outsourcing business is comprised of employee benefit plan and human resources business process outsourcing services. Hewitt’s consulting business is comprised of advisory services in health management, retirement and financial management, talent and organization consulting.

Hewitt has provided its outsourcing services primarily to companies with complex human resources programs and over 10,000 employees. Through its outsourcing business, Hewitt applies its human resources expertise and employs its integrated technology systems to administer clients’ human resources programs. Hewitt’s benefits outsourcing services include health and welfare (such as medical plans), defined contribution (such as 401(k) plans) and defined benefit (such as pension plans). In addition to benefits outsourcing services, Hewitt’s human resources business process outsourcing services include workforce administration, rewards management, recruiting and staffing, payroll processing, performance management, learning and development, talent management, global mobility, time and attendance, accounts payable, procurement expertise and vendor management. Through its consulting business, Hewitt provides a wide array of consulting and actuarial services covering the design, implementation, communication and operation of health and welfare, compensation and retirement plans, and broader human resources programs and processes.

Where You Can Find More Information. Hewitt is subject to the information requirements of the Exchange Act, and, in accordance therewith, files periodic reports, proxy statements and other information relating to its business, financial condition and other matters. Hewitt is required to disclose in these proxy statements certain information, as of particular dates, concerning its directors and executive officers, their compensation, stock options granted to them, the principal holders of the securities of Hewitt and any material interest of such persons in transactions with Hewitt. Pursuant to Rule 13e-4(c)(2) under the Exchange Act, Hewitt has filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO that includes additional information with respect to the tender offer. This material and other information may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained by mail, upon payment of the Securities and Exchange Commission’s customary charges, by writing to the Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. The Securities and Exchange Commission also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. These reports, statements and other information concerning Hewitt also can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

Incorporation by Reference. The rules of the Securities and Exchange Commission allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. These documents contain important information about us.

SEC Filings (File No. 001-31351)	Period or Date Filed
Annual Report on Form 10-K	Year Ended September 30, 2006
Quarterly Reports on Form 10-Q	Quarters Ended December 31, 2006, March 31, 2007 and June 30, 2007
Current Reports on Form 8-K	Filed on November 7, 2006, November 14, 2006, December 7, 2006, April 19, 2007, May 10, 2007 and June 14, 2007
Proxy Statement	Filed on December 11, 2006

We incorporate by reference the documents listed above. You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address: Investor Relations, Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, 847-295-2000. Please be sure to include your complete name and address in the request.

11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares.

As of August 3, 2007, Hewitt had 107,520,453 issued and outstanding shares of common stock and outstanding options to purchase 8,177,799 shares of common stock. The 15,625,000 shares Hewitt is offering to purchase under the tender offer represent approximately 14% of the total shares outstanding as of August 3, 2007 and 13% of the total shares assuming exercise of all outstanding options.

The following table sets forth a list of the directors and executive officers of Hewitt as of August 8, 2007. The address of each person listed below is that of Hewitt.

Name(s)	Title
Russell Fradin	Chairman of the Board and Chief Executive Officer
Perry O. Brandorff	President—Human Resources Consulting Group
Steven A. Denning	Director
Cheryl A. Francis	Director
Julie S. Gordon	Director; President—Client and Market Leadership
Michael E. Greenlees	Director
Michele M. Hunt	Director
Tracy Keogh	Senior Vice President—Human Resources
Matthew Levin	Senior Vice President—Corporate Development and Strategy
Alex Mandl	Director
Cary D. McMillan	Director
Thomas J. Neff	Director
John J. Park	Chief Financial Officer
Jay Rising	President, HR Outsourcing
John M. Ryan	Senior Vice President; Chief Legal Officer
Kristi A. Savacool	Senior Vice President—Global Business Services
Steven P. Stanbrook	Director

As of August 8, 2007, Hewitt’s directors and executive officers as a group (17 individuals) beneficially owned an aggregate of 10,930,063 shares, representing approximately 10% of the outstanding shares. Our directors and executive officers have advised us that they do not intend to tender any shares in the tender offer. To Hewitt’s knowledge none of Hewitt’s affiliates intends to tender any shares in the tender offer.

The following table shows the number of shares beneficially owned by the directors and executive officers of Hewitt as of August 8, 2007. Column four of the table below reflects ownership percentages after giving effect to the tender offer, assuming Hewitt purchases 15,625,000 shares and that no director or executive officer of Hewitt tenders any shares. The address for each person set forth below is the address of Hewitt.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)		Percentage of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned After Tender Offer (assuming Hewitt purchases 15,625,000 shares and no director or executive officer tenders)
Russell P. Fradin	198,102		*	*
Perry O. Brandorff	205,703		*	*
Steven A. Denning	9,799,186	(2)	8.83%	10.66%
Cheryl A. Francis	29,797		*	*
Julie S. Gordon	198,425		*	*
Michael E. Greenlees	8,910		*	*
Michele M. Hunt	21,491		*	*
Tracy Keogh	13,500		*	*
Matthew Levin	17,000		*	*
Alex Mandl	10,838		*	*
Cary D. McMillan	33,118		*	*
Thomas J. Neff	14,707		*	*
John M. Park	80,931		*	*
Jay Rising	10,000		*	*
John M. Ryan	221,438		*	*
Kristi A. Savacool	52,850		*	*
Steven P. Stanbrook	14,067		*	*

*Less	than 1%
(1)	The number of shares of common stock includes the following number of shares issuable pursuant to options exercisable currently or within 60 days of August 8, 2007: Mr. Fradin—75,714 shares; Mr. Brandorff—52,100 shares; Ms. Gordon—23,500 shares; Ms. Francis—9,400 shares; Ms. Hunt—9,400 shares; Ms. Keogh—3,500 shares; Mr. Levin—7,000 shares; Mr. McMillan—9,400 shares; Mr. Park—8,250 shares; Mr. Ryan—45,500 shares; and Ms. Savacool—7,000 shares.
(2)	Includes 9,774,479 shares held by the following General Atlantic partnerships: 4,661,962 shares held by General Atlantic Partners 54, L.P.; 1,115,353 shares held by General Atlantic Partners 57, L.P.; 2,180,207 shares held by General Atlantic Partners 60, L.P.; 775,805 shares held by GAP Coinvestment Partners, L.P.; and 1,041,152 shares held by GAP Coinvestment Partners II, L.P. Mr. Denning is a director of the Company, a managing member of General Atlantic Partners, LLC, and a general partner of each of GAP Coinvestment Partners, L.P. and GAP Coinvestment Partners II, L.P. General Atlantic Partners, LLC is the general partner of General Atlantic Partners 54, L.P., General Atlantic Partners 57, L.P., and General Atlantic Partners 60, L.P. The general partners of GAP Coinvestment Partners, L.P. and GAP Coinvestment Partners II, L.P. are also managing members of General Atlantic Partners, LLC. Mr. Denning disclaims beneficial ownership of the shares held by the General Atlantic partnerships, except to the extent of his pecuniary interest therein. Mr. Denning also owns 16,170 shares directly.

Based on Hewitt’s records and information provided to Hewitt by its directors, executive officers, associates and subsidiaries, neither Hewitt, nor, to the best of Hewitt’s knowledge, any directors or executive officers of Hewitt or any associates or subsidiaries of Hewitt, has effected any transactions in shares during the 60-day period prior to the date of this offer to purchase, except as set forth below.

The following is a list of the shares of common stock which Hewitt purchased under its previously announced share repurchase program during the 60-day period prior to the date of this offer to purchase.

Date	Shares Purchased	Average Price Per Share
8/7/2007	113,600	$31.58
8/6/2007	149,500	$29.69
8/3/2007	126,100	$30.02
8/2/2007	123,700	$30.05
8/1/2007	126,100	$29.71
7/31/2007	126,100	$30.06
7/30/2007	126,100	$29.78
7/27/2007	134,000	$30.00
7/26/2007	135,100	$30.56
7/25/2007	101,300	$31.21
7/24/2007	101,300	$31.53
7/23/2007	101,300	$31.70
7/20/2007	110,800	$31.75
7/19/2007	60,200	$31.93
7/18/2007	110,800	$31.83
7/11/2007	10,400	$31.97
7/2/2007	1,200	$31.98
6/29/2007	7,800	$31.97
6/28/2007	2,600	$31.99
6/27/2007	73,500	$31.96
6/26/2007	134,300	$31.97
6/25/2007	139,300	$31.86
6/22/2007	112,400	$31.92
6/21/2007	103,100	$31.85
6/20/2007	112,400	$31.92
6/19/2007	112,400	$31.42
6/18/2007	111,700	$31.36

On June 19, 2007, Kristi A. Savacool, our Senior Vice President—Global Business Services, received a grant of 10,000 shares of our restricted common stock.

On June 14, 2007, Julie S. Gordon, one of our directors and President—Client and Market Leadership, sold 10,000 shares of our common stock for $30.98 per share. On June 20, 2007, Ms. Gordon sold 10,000 shares of our common stock for $31.98 per share. On June 14, 2007, Perry O. Brandoff, our President-Human Resources Consulting Group, sold 20,000 shares of our common stock for $31.00 per share. On June 20, 2007, John M. Ryan, our Senior Vice President and Chief Legal Officer, sold 10,000 shares of our common stock for $31.53 per share and 15,000 shares of our common stock for $31.60 per share.

Incentive Compensation Plan

The following description sets forth the material terms of the Company’s Global Stock and Incentive Compensation Plan.

Pursuant to the incentive compensation plan, the Company’s directors and employees and employees of the Company’s subsidiaries are eligible to receive awards of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and cash-based awards. A total of 25,000,000 shares of common stock are reserved for issuance to participants under the plan.

The incentive compensation plan is administered by the Company’s board of directors or the compensation and leadership committee of its board of directors. The board or the committee has full power to determine eligibility for awards and to adopt such rules, regulations and guidelines for administering the plan as the committee may deem necessary. This authority includes selecting award recipients, establishing all award terms and conditions and adopting modifications and amendments to the plan or any award agreement.

Stock Options. The committee may grant both incentive stock options and nonqualified stock options to purchase shares of common stock. Subject to the terms and provisions of the plan, options may be granted to participants in such number, and upon such terms, as determined by the committee, provided that incentive stock options may not be granted to directors. In addition, incentive stock options may not be granted following the tenth anniversary of the adoption of the plan. The option price shall be determined by the committee, provided that for options issued to participants in the U.S., the option price shall not be less than 100% of the fair market value of the shares on the date the option is granted and no option shall be exercisable later than the tenth anniversary date of its grant. For options granted to participants outside the U.S., the committee has the authority to grant options at a price that is less than the fair market value of the stock on the date of grant and with a term greater than ten years. The maximum number of options that may be granted in any fiscal year to any participant is 1,000,000.

Stock Appreciation Rights. The incentive compensation plan also permits the committee to grant freestanding stock appreciation rights. The grant price of a freestanding stock appreciation right shall be no less than the fair market value of a share on the date of grant of the stock appreciation right. No stock appreciation right shall be exercisable later than the tenth anniversary of its grant. For stock appreciation rights granted to participants outside the U.S., the committee has the authority to grant stock appreciation rights with an exercise price that is less than the fair market value of the stock on the date of grant and with a term that is more than ten years. The maximum number of stock appreciation rights that may be granted in any fiscal year to any participant is 500,000.

Restricted Stock/Restricted Stock Units. The incentive compensation plan further provides for the granting of restricted stock awards, which are awards of restricted common stock and restricted stock units. The maximum aggregate number of shares of restricted stock or restricted stock units that may be granted in any fiscal year to any participant is 500,000.

Performance Units/Performance Shares. Performance share awards and performance unit awards may be granted under the plan. Such awards will be earned only if performance goals established for performance periods are met. The performance goal may vary from participant to participant, group to group and period to period. The maximum aggregate number of performance shares/performance units that may be granted in any fiscal year to any participant is 500,000 shares or an amount equal to the value of 500,000 shares.

Cash-Based Awards. Subject to the terms of the plan, cash-based awards may also be granted to participants in such amounts and upon such terms as determined by the committee. Each cash-based award shall have a value determined by the committee and the committee shall set performance goals which will determine the number and/or value of cash-based awards that will be paid out to the participant. The maximum aggregate amount awarded or credited with respect to cash-based awards to any participant in any fiscal year may not exceed $3,000,000 in value determined as of the date of vesting or payout, as applicable.

Annual Management Incentive Awards. The committee may designate certain members of executive management who are eligible to receive a monetary payment in any fiscal year based on a percentage of an incentive pool equal to 5% of our consolidated operating earnings for that fiscal year. The incentive pool percentage for any one participant may not exceed 30%.

Noncompetition Provisions. Noncompetition provisions for certain key employees are included in the award agreements for such persons who received stock options, restricted stock or restricted stock units. The noncompetition provisions provide that the employee may not engage, directly or indirectly, in any activity that competes with the Company’s business for a period of time after termination of employment.

Transferability. Unless otherwise determined by the committee, awards granted under the incentive compensation plan are not transferable other than by will or by the laws of descent and distribution.

Change in Control. The incentive compensation plan provides that, except as set forth in an individual award agreement, upon the occurrence of a change in control: (1) all stock options and stock appreciation rights would become immediately exercisable and remain exercisable for one year after termination of employment; (2) restrictions imposed on restricted stock or restricted stock units would lapse; (3) the target payout opportunities attainable under all outstanding performance-based restricted stock, restricted stock units, performance shares, performance units and cash-based awards would be paid out on a prorated basis, based on the target award opportunity of such awards and the number of months elapsed compared with the total number of months in the performance period; and (4) annual management incentive awards would be paid out based on the consolidated operating earnings of the fiscal year immediately preceding the year of termination of employment or such other method of payment as may be determined by the committee at the time of the award or thereafter but prior to the change in control.

Amendment and Termination. The committee may alter, amend or terminate the incentive compensation plan in any respect at any time, but no alteration, amendment or termination will adversely affect in any material way any award previously granted under the plan, without the written consent of the participant holding such award. Options may not be repriced, replaced or regranted through cancellation, or by lowering the exercise price of a previously granted option.

Registration Rights Agreement

Pursuant to a stockholders agreement between Hewitt and General Atlantic, LLC and certain of its investment partnerships, which we collectively refer to as the General Atlantic Partnerships, the General Atlantic Partnerships are entitled to cause Hewitt to register common stock beneficially owned by them that they received in connection with the merger of Hewitt and Exult, Inc. in accordance with the terms of the registration rights agreement they had with Exult, Inc. prior to the merger.

12. Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act.

The purchase by Hewitt of shares pursuant to the tender offer may reduce the number of shares of common stock that might otherwise be traded publicly and may reduce the number of Hewitt stockholders. These reductions may reduce the volume of trading in our shares of common stock and may result in lower stock prices and reduced liquidity in the trading of our shares of common stock following completion of the tender offer. As of August 3, 2007, we had issued and outstanding an aggregate of 107,520,453 shares of common stock. The 15,625,000 shares that we are offering to purchase pursuant to the tender offer represent approximately 14% of the shares of all classes of common stock outstanding as of that date. Stockholders may be able to sell non-tendered shares of common stock in the future on the NYSE or otherwise, at a net price higher or lower than the purchase price in the tender offer. We can give no assurance, however, as to the price at which a stockholder may be able to sell such shares in the future.

Hewitt anticipates that there will be a sufficient number of shares of common stock outstanding and publicly traded following completion of the tender offer to ensure a continued trading market for such shares. Based upon published guidelines of the NYSE, Hewitt does not believe that its purchase of shares pursuant to the tender offer will cause the remaining outstanding shares of Hewitt common stock to be delisted from the NYSE.

The shares are “margin securities” under the rules of the Board of Governors of the Federal Reserve System. This classification has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. Hewitt believes that, following the purchase of shares pursuant to the tender offer, the shares of common stock remaining outstanding will continue to be margin securities for purposes of the Federal Reserve Board’s margin rules and regulations.

Our common stock is registered under the Exchange Act, which requires, among other things, that Hewitt furnish certain information to its stockholders and the Securities and Exchange Commission and comply with the Securities and Exchange Commission’s proxy rules in connection with meetings of the Hewitt stockholders. Hewitt believes that its purchase of shares pursuant to the tender offer will not result in the common stock becoming eligible for deregistration under the Exchange Act.

13. Legal Matters; Regulatory Approvals.

Hewitt is not aware of any license or regulatory permit material to its business that might be adversely affected by its acquisition of shares as contemplated by the tender offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition of shares by Hewitt as contemplated by the tender offer. Should any approval or other action be required, Hewitt presently contemplates that it will seek that approval or other action. Hewitt is unable to predict whether it will be required to delay the acceptance for payment of or payment for shares tendered under the tender offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to its business and financial condition. The obligations of Hewitt under the tender offer to accept for payment and pay for shares is subject to conditions. See Section 7.

14. U.S. Federal Income Tax Consequences.

The following describes the material United States federal income tax consequences relevant to the tender offer. This discussion is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

This discussion deals only with shares held as capital assets and does not deal with all tax consequences that may be relevant to all categories of holders (such as financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, former citizens or residents of the United States or persons who hold shares as part of a hedge, straddle, constructive sale or conversion transaction). In particular, different rules may apply to shares received through the exercise of employee stock options or otherwise as compensation. This discussion does not address the state, local or foreign tax consequences of participating in the tender offer. Holders of shares should consult their tax advisors as to the particular consequences to them of participation in the tender offer.

As used herein, a “Holder” means a beneficial holder of shares that is a citizen or resident of the United States, a corporation or entity taxable as a corporation created or organized in or under the laws of the United States or any State thereof, a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to make all substantial decisions, or an estate the income of which is subject to United States federal income taxation regardless of its source.

Holders of shares who are not United States holders (“foreign stockholders”) should consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of the tender offer and should also see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of any tax withheld.

If a partnership holds shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding shares should consult their tax advisors.

We urge stockholders to consult their tax advisors to determine the particular tax consequences to them of participating in the tender offer.

Non-Participation in the Tender Offer. Holders of shares who do not participate in the tender offer will not incur any tax liability as a result of the consummation of the tender offer.

Exchange of Shares Pursuant to the Tender Offer. An exchange of shares for cash pursuant to the tender offer will be a taxable transaction for United States federal income tax purposes. A Holder who participates in the tender offer will, depending on such Holder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the shares or as receiving a distribution from us with respect to our stock.

Under Section 302 of the Code, a Holder will recognize gain or loss on an exchange of shares for cash if the exchange

•	results in a “complete termination” of all such Holder’s equity interest in us;

•	results in a “substantially disproportionate” redemption with respect to such Holder; or

•	is “not essentially equivalent to a dividend” with respect to such Holder.

In applying the Section 302 tests, a Holder must take account of shares that such Holder constructively owns under attribution rules, pursuant to which the Holder will be treated as owning shares owned by certain family members (except that in the case of a “complete termination” a Holder may, under certain circumstances, waive attribution from family members) and related entities and shares that the Holder has the right to acquire by exercise of an option.

An exchange of shares for cash will be a substantially disproportionate redemption with respect to a Holder if the percentage of our outstanding stock that the Holder then actually and constructively owns (treating as not outstanding all stock purchased by us pursuant to the tender offer) is less than 80% of the percentage of our outstanding stock that the Holder owned immediately before the exchange (treating as outstanding all stock purchased by us pursuant to the tender offer). This test must be met both with respect to voting power and value of our stock. If a Holder intends to rely on the “substantially disproportionate” test to avoid treating the sale of shares pursuant to the tender offer as a dividend, the Holder should consult his or her tax advisor regarding the particulars of how this test will be applied to the Holder in this instance.

If an exchange of shares for cash fails to satisfy the “substantially disproportionate” test, the Holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the Holder’s equity interest in us. An exchange of shares for cash that results in a relatively minor reduction of the proportionate equity interest in us of a Holder whose relative equity interest in us is minimal (an interest of less than one percent should satisfy this requirement) and who does not exercise any control over or participate in the management of our corporate affairs should be treated as “not essentially equivalent to a dividend.” Holders should consult their tax advisors regarding the application of the rules of Section 302 in their particular circumstances.

Holders should be aware that it is possible that an acquisition or disposition of shares by a Holder substantially contemporaneously with the offer will be taken into account in determining whether any of the three tests described above is satisfied. Holders should consult their tax advisors as to any effect of such an event on the application of these tests.

If a Holder is treated as recognizing gain or loss from the disposition of the shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such Holder’s tax basis in the shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange. Calculation of gain or loss must be made separately for each block of shares owned by a Holder. Under the tax laws, a Holder may be able to designate which blocks and the order of such blocks to be tendered pursuant to the tender offer.

If a Holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of shares for cash, the entire amount of cash received by such Holder pursuant to the exchange will be treated as a dividend to the extent of the Holder’s allocable portion of our current and accumulated earnings and profits and then as a return of capital to the extent of the Holder’s basis in the shares exchanged and thereafter as capital gain. Provided certain holding period requirements are satisfied, non-corporate Holders generally will be subject to U.S. federal income tax at a maximum rate of 15% on amounts treated as dividends. Such a dividend will be taxed at a maximum rate of 15% in its entirety, without reduction for the tax basis of the shares exchanged. To the extent that a purchase of a Holder’s shares by us in the tender offer is treated as the receipt by the Holder of a dividend, the Holder’s remaining adjusted basis (reduced by the amount, if any, treated as a return of capital) in the purchased shares will be added to any shares retained by the Holder, subject, in the case of corporate stockholders, to reduction of basis or possible gain recognition under the “extraordinary dividend” provisions of the Code in an amount equal to the non-taxed portion of the dividend. To the extent that cash received in exchange for shares is treated as a dividend to a corporate Holder, (i) it will be eligible for a dividends-received deduction (subject to applicable limitations) and (ii) it will be subject to the “extraordinary dividend” provisions of the Code. Corporate Holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.

We cannot predict whether or the extent to which the tender offer will be oversubscribed. If the tender offer is oversubscribed, proration of tenders pursuant to the tender offer will cause us to accept fewer shares than are tendered. Therefore, a Holder can be given no assurance that a sufficient number of such Holder’s shares will be purchased pursuant to the tender offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for federal income tax purposes pursuant to the rules discussed above. However, see Section 6 regarding a Holder’s right to tender shares subject to the condition that Hewitt must purchase a specified minimum number of such Holder’s shares (if any are to be purchased).

See Section 3 with respect to the application of federal income tax withholding and backup withholding.

We urge stockholders to consult their tax advisor to determine the particular tax consequences to them of the tender offer, including the applicability and effect of state, local and foreign tax laws.

15. Extension of the Tender Offer; Termination; Amendment.

Hewitt expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by Hewitt to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the depositary and making a public announcement of the extension. Hewitt also expressly reserves the right, in its sole discretion, to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of termination or postponement to the depositary and making a public announcement of the termination or postponement. Hewitt’s reservation of the right to delay payment for shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that Hewitt must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, Hewitt further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by Hewitt to have occurred, to amend the tender offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the tender offer to holders of shares or by decreasing or increasing the number of shares being sought in the tender offer. Amendments to the tender offer may be made at any time and from time to time effected by public announcement, the announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made under the tender offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which Hewitt may choose to make a public announcement, except as required by applicable law, Hewitt shall have no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release through Business Wire.

If Hewitt materially changes the terms of the tender offer or the information concerning the tender offer, Hewitt will extend the tender offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the Securities and Exchange Commission provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information.

If Hewitt (1) increases or decreases the price to be paid for shares or increases or decreases the number of shares being sought in the tender offer and, if an increase in the number of shares being sought, such increase exceeds 2% of the outstanding shares, and (2) the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that the notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 15, then the tender offer will be extended until the expiration of such ten business day period. For the purposes of the tender offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

16. Fees and Expenses.

Hewitt has retained Georgeson Inc. to act as information agent and Computershare Trust Company, N.A., to act as depositary in connection with the tender offer. The information agent may contact holders of shares by mail, telephone, telegraph and in person, and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the tender offer to beneficial owners. The information agent and the depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed by Hewitt for specified reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection with the tender offer, including certain liabilities under the U.S. federal securities laws.

Hewitt has retained Goldman, Sachs & Co. to act as the dealer manager in connection with the tender offer. Goldman, Sachs & Co. will receive reasonable and customary compensation. Hewitt also has agreed to indemnify Goldman, Sachs & Co. against certain liabilities in connection with the tender offer, including liabilities under the U.S. federal securities laws. The dealer manager in the ordinary course of its business purchases and/or sells our securities, including our common stock, for its own account and for the account of its customers. As a result, the dealer manager at any time may own certain of our securities, including our common stock. In addition, the dealer manager may tender shares of our common stock into the tender offer for its own account.

No fees or commissions will be payable by Hewitt to brokers, dealers, commercial banks or trust companies (other than fees to the dealer manager, the information agent and the depositary, as described above) for soliciting tenders of shares under the tender offer. We urge stockholders holding shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through such brokers or banks and not directly to the depositary. Hewitt, however, upon request, will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the tender offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Hewitt, the dealer manager, the information agent, the depositary or the trustee for Hewitt’s employee plans for purposes of the tender offer. Hewitt will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares, except as otherwise provided in this document and Instruction 9 in the letter of transmittal.

17. Miscellaneous.

Hewitt is not aware of any jurisdiction where the making of the tender offer is not in compliance with applicable law. If Hewitt becomes aware of any jurisdiction where the making of the tender offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, Hewitt will make a good faith effort to comply with the applicable law. If, after such good faith effort, Hewitt cannot comply with the applicable law, Hewitt will not make the tender offer to (nor will tenders be accepted from or on behalf of) the holders of shares in that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, Hewitt has filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the tender offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained at the same places and in the same manner as is set forth in Section 10 with respect to information concerning Hewitt.

Hewitt has not authorized any person to make any recommendation on behalf of Hewitt as to whether you should tender or refrain from tendering your shares in the tender offer. Hewitt has not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this offer to purchase or in the letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by Hewitt or the dealer manager.

August 8, 2007

The letter of transmittal and share certificates and any other required documents should be sent or delivered by each stockholder or that stockholder’s broker, dealer, commercial bank, trust company or nominee to the depositary at one of its addresses set forth below.

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By First Class Mail: P.O. Box 859208 Braintree, MA 02185-9208	By Express Mail or Overnight Courier: 161 Bay State Drive Braintree, MA 02184

Please direct any questions or requests for assistance to the information agent or the dealer manager at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery to the information agent at its telephone number and address set forth below. Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. Please contact the depositary to confirm delivery of shares.

The Information Agent for the Offer is:

17 State Street

New York, NY 10004

Shareholders call toll-free (888) 605-7609

Banks and brokers call (212) 440-9800

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

85 Broad Street

New York, NY 10004

Attn: Equity Capital Markets

Call: (212) 902-1000

Call toll-free (800) 624-5226, PIN: 85151